April 3, 2007

Mail Stop 4561

Michael Rideman
Chief Executive Officer
Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL  33134

Re:	Veracity Management Global, Inc.
	Registration Statement on Form 10-SB
	File No. 0-52493
      Filed March 8, 2007

Dear Mr. Rideman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10-SB goes effective by lapse of time
60
days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-
day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please include the information required by Item 407(a) or advise us why it is not applicable.

3. We note from your disclosure in Item 4 that you issued stock to persons in consideration of services provided between May 2005 through June 2006 valued in the aggregate at approximately $800,000.
We note further that your wholly owned subsidiary had ceased operations in May 2002 and that the share exchange with SFD did not occur until July 2006. Please revise to include disclosure regarding the nature of the services provided and your relationship with the persons to whom shares were issued in return for services.

Description of Business, page 3

4. Please consider including your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

Dependence on Major Customers, page 8

5. Please disclose the number of clients you have.

6. Please disclose the name of your major client and include a brief description of its business.

Material and Suppliers, page 8

7. Please briefly describe the equipment you use for your consulting services.

Risk Factors, page 9

We may experience adverse impacts..., page 9

8. Please disclose the date you will be required to include internal control reports in your annual and quarterly reports.

We are subject to risks associated..., page 10

9. Disclose the percentage of your revenues that relate to government agency clients.

We may need additional capital..., page 10

10. Please do not include mitigating language in your risk factors.
For example, please remove the disclosure regarding your belief that in 2007 you will generate positive cash flow from operations to fund your operations.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 12

11. Please include a brief overview section that describes how you generate revenues. For example, please describe your client contracts, including whether you receive hourly fees or fixed rates and whether you are paid at the end of a contract or during the term of service.

12. We note from your disclosure within Risk Factors and Note 1 to the Veracity Management Global, Inc. December 31, 2006 financial statements that you consider the following to be critical accounting policies or areas that require significant estimates by management:
a) Contract costs and profits and revenue recognition;
b) Provisions for uncollectible receivables and recoveries of costs from subcontractors, vendors and others;
c) Provisions for income taxes and valuation allowances;
d) Accruals for estimated liabilities;
e) Depreciation rates;
f) Calculation of impairments;
g) Contingencies.

Please revise to include a discussion of your critical accounting policies

13. We note your disclosure that 2006 and 2005 are not comparable due to your acquisitions of Veracity Management Group, Inc. ("VMG") and
Secured Financial Data, Inc. ("SFD") on July 1, 2006. Given your recent acquisitions, please revise to include a plan of your operation going forward, with particular emphasis on your prospects for the future. Refer to the guidance in Item 303 of Regulation S-B.

Results of Operations for the Three and Six Months Ended December
31,
2006 Compared to Three and Six Months Ended December 31, 2005

14. It appears that your selling and administrative expenses incurred in the three months ended December 31, 2006 decreased materially from those incurred in the three months ended September 30, 2006. Please revise to include an explanation of this fluctuation. In addition, please revise to disclose the nature of amounts included in SG&A expense and amounts included in cost of services.

Liquidity and Capital Resources, page 13

15. We note your disclosure in Note 2 to the December 31, 2006 interim financial statements that there is substantial doubt about your ability to continue as a going concern. Please revise to include your specific, viable plan for overcoming your financial difficulties. Refer to FRC 607.02.

16. Please describe the amount and terms of loans made to you by management and any commitments to provide additional loans.

Directors and Executive Officers, page 15

17. You disclose that you have one officer and two directors.
However the table indicates that you have four officers. Please revise to address the inconsistency.

18. Please revise the biographies to include five years of business experience. Refer to Item 401(a)(4) of Regulation S-B.

Certain Relationships and Related Transactions, page 17

19. Please revise to describe the loans from management.

Recent Sales of Unregistered Securities, page 20

20. Please include disclosure addressing how your investors were solicited.

Financial Statements

Veracity Management Global, Inc. (Formerly Known as Secured
Financial
Data, Inc.) Unaudited Financial Statements for the six months ended
December 31, 2006

General

21. We note from your disclosure within your risk factor, Shares eligible for future sale, that your shares outstanding at January 31,
2007 exceed the shares outstanding as of December 31, 2006. Please tell us why you did not disclose these additional share issuances as subsequent events in your footnotes.

22. We note from your disclosure within Item 1, Description of Business, that you have a major customer. Please revise your footnotes to include the disclosure required by paragraph 39 of SFAS
131, as well as any other enterprise-wide disclosures required by paragraphs 36-38 of SFAS 131.

23. We note from your disclosure within risk factors that you have a
$100,000 line of credit from a financial institution. Please revise to disclose the amount and terms of this line of credit.

Consolidated Statement of Operations (Unaudited)

24. Please revise to include a total for Net Loss for the period from
December 5, 2005 (Inception) to December 31, 2005.

Consolidated Statements of Cash Flows (Unaudited)

25. Please tell us the nature of the "Purchased entities" cash inflow of $81,654 and your accounting basis for including this in cash flows from operating activities.

Note 1 - Summary of Significant Accounting Policies

Loss per Common Share

26. We note your disclosure here that you have no common stock equivalents. However, Notes 3 and 4 disclose that you have warrants and convertible notes payable outstanding. Please revise to disclose all potentially dilutive securities that were excluded from your calculation because they are antidilutive. Refer to paragraph 40(c)
of SFAS 128.

Note 3 - Common Stock Transactions

27. Please tell us how you applied the guidance in paragraph 7 of SFAS 123(R) in valuing the shares issued for services. In this respect, we note your disclosure within Item 1, Market Price for Common Equity and Related Stockholder Matters, that there has been no trading activity for approximately the past two years.

Note 4 - Convertible Notes Payable - Stockholders

28. Please tell us how you have recorded the warrants issued in conjunction with your convertible notes payable, including how you considered recording the fair value of the warrants as a debt discount. Reference is made to EITF 98-5. We note your disclosure in Note 6 - Stock based compensation, that the fair value of all warrants issued through December 31, 2006 is $3,191,682. Additionally, please tell us how you have recorded the receipt of the
$200,000 in your Consolidated Statement of Cash Flows.

29. Please revise to disclose how the 14,600,000 warrants exercisable at $.01 per share disclosed here related to the 200,000 warrants exercisable at $1 per share disclosed in Item 4, Security
Ownership
of Certain Beneficial Owners and Management.

30. Please revise to explain the difference in the terms of the conversion feature and the warrants as disclosed here and as disclosed in Note 5 to the SFD financial statements, including the revision to the fair value of the beneficial conversion feature.

Note 6 - Stock Based Compensation

31. We note that the total warrants outstanding per the chart included here exceed the warrants disclosed in Notes 3 and 4. Please reconcile the amounts disclosed in these notes. In addition, please revise to disclose the terms of all outstanding warrants.

Note 7 - Business Combination

32. Please provide a detailed analysis of how you evaluated the criteria in paragraphs 15 through 19 of SFAS 141 in determining the acquiring entity in the transaction between SFD/VMGG and VMG.

33. Based on the number of shares outstanding of Kirshner International, Inc. ("KSNR" or "VMGG") per the Share Exchange Agreement filed as Exhibit 10, it appears the transaction with Veracity Management Group, Inc. ("VMG") took place prior to the transaction and issuance of shares with SFD. However, based on your disclosure here, it appears the SFD transaction took place prior to the VMG transaction. Please explain the apparent inconsistency and how this would affect your analysis provided to us in your previous comment.

34. The Share Exchange Agreement filed as Exhibit 10 indicates that
the transaction between KSNR and VMG was effective on August 29,
2006
whereas the financial statements indicate the transaction took place on July 1, 2006. Please explain this apparent inconsistency.

35. Please tell us your basis for recording a gain on the transaction between SFD/VMGG and VMG. In your response, provide sufficient detail of how you applied the guidance in paragraphs 44-46 of SFAS 141, including the potential contingent consideration due to KSNR management in accordance with paragraph 5.16 of the share exchange agreement. Further, please tell us how you arrived at the purchase price of $25,810, including how you evaluated the criteria in paragraphs 20 through 23 of SFAS 141.

36. Recapitalization accounting requires that you present the effects of the shares issued in the transaction in the opening balances of equity. Based on your weighted average shares outstanding, it does not appear that the shares issued in the SFD recapitalization are treated as outstanding for all periods. Please advise. In your response, please include an equity rollforward for the period from June 30, 2006 to December 31, 2006.

37. Your disclosure here indicates that all shares issued in the SFD transaction were issued to shareholders of SFD. However, your disclosure within Item 4, Recent Sales of Unregistered Securities, appears to indicate that certain of the shares issued in the SFD transaction were for services. Please explain and tell us how these shares were recorded.

Financial Statements of Veracity Management Global, Inc. (formerly Kirshner International, Inc.) for the year ended June 30, 2006

38. It is unclear why you have included the financial statements of
Veracity Management Global, Inc. (formerly Kirshner International, Inc.) given the recapitalization of VMGG/KSNR by SFD. Please provide us with an explanation regarding the financial statements included in your filing and cite the accounting literature you relied upon to determine which statements were appropriate.

Financial Statements of Veracity Management Group, Inc. for the year ended June 30, 2006

Statements of Operations

39. Your net income for the year ended June 30, 2005 does not appear mathematically accurate. Please advise or revise.

Financial Statements of Secured Financial Data, Inc. for the period from Inception (December 2, 2005) through June 30, 2006

Statement of Operations

40. Explain to us how you determined it would be appropriate to include a separate line item for "shares issued for services."
Reference is made to SAB 107.F.

Note 1 - Summary of Significant Accounting Policies

Loss per Common Share

41. We note your disclosure here and in Note 4 that you have no common stock equivalents. However, Notes 2 and 5 disclose that you have warrants and convertible notes payable outstanding. Please revise to disclose all potentially dilutive securities that were excluded from your calculation because they are antidilutive. Refer to paragraph 40(c) of SFAS 128.

Note 2 - Common Stock Transactions

42. Please tell us how you applied the guidance in paragraph 7 of SFAS 123(R) in valuing the shares issued for services, including how you determined the value attributable to the shares and warrants issued in the private placement.
*	*	*
       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473, or Kevin Woody at (202) 551-3629.  Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

      Sincerely,



Elaine Wolff
Branch Chief



Michael Rideman
Veracity Management Global, Inc.
April 3, 2007
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